Exhibit 2.2

ADDENDUM TO STOCK PURCHASE AGREEMENT DATED NOVEMBER 15, 2004

          THIS ADDENDUM TO THE STOCK PURCHASE AGREEMENT dated November 15, 2004 (respectively, the "Addendum" and the "Agreement") is made this 26th day of January 2005, by and between Bellacasa Productions, Inc., a Nevada corporation (the "Company") and Aquamer, Inc., a Delaware corporation ("Aquamer"), (together the "Parties").

RECITALS

          WHEREAS, the Parties have entered into the Agreement pursuant to which the Company shall acquire all of the outstanding common stock of Aquamer in exchange for newly issued restricted shares of the common stock of the Company.

          WHEREAS, the Agreement specifies in Article 1.02, Consideration; that the Company shall, at Closing, issue a total of 28,185,648 Company Shares and that after the delivery of the new Company Shares, the outstanding number of the shares of the Company shall be 36,397,815 and the Agreement specifies in Article 1.03, Closing, that the Closing shall occur no later than November 30, 2004.

          NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, it is agreed:

          That the Company shall issue a total of 28,504,148 Company Shares and that after delivery of the new Company Shares, the outstanding number of the Shares of the Company shall be 36,716,215 and that the Closing shall occur no later than January 31, 2005.

          All other terms and conditions of the Agreement shall remain in full force and effect.

          IN WITNESS WHEREOF, the Parties have executed this Addendum to the Agreement effective the latest date hereof.

BELLACASA PRODUCTIONS, INC.

/s/ Richard L. Gagne                               1/26/2005
By: Richard L. Gagne, President             Date

AQUAMER, INC.

/s/ Steven Preiss                                     1/26/2005
By: Steven Preiss, President                   Date